EXHIBIT 99.1

Inventiva announces the publication in Nature Communications of additional results from NATIVE Phase IIb clinical trial demonstrating improvement of markers of cardiometabolic health in patients with MASH/NASH treated with lanifibranor

  Improvements were observed for insulin resistance (insulin levels, HOMA-IR), lipid metabolism (triglycerides, HDL-cholesterol, apolipoproteins), control of glycemia (HbA1c, fasting glucose (FG) levels), systemic inflammation (hs-CRP, ferritin), hepatic steatosis and diastolic blood pressure.
  Among the patients who had prediabetes at study entry and were treated with lanifibranor, the majority had fasting glucose levels within the normal range at the end of treatment. No patient treated with lanifibranor with normal glucose levels at study entry progressed to prediabetes during treatment, unlike in the placebo arm.
  Adiponectin levels were increased by lanifibranor while they remained low and unchanged under placebo. Adiponectin increase was correlated with improvement of cardiometabolic health.
  A greater proportion of patients with MASH/NASH and high cardiovascular risk treated with either dose of lanifibranor saw their cardiovascular risk improved to intermediate or low risk compared to patients in the placebo arm.
  Improvements in cardiometabolic health markers were similar regardless of the patients’ diabetes and obesity status and regardless of weight change during treatment with lanifibranor.

Daix (France), Long Island City (New York, United States), May 13, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the publication in the peer-reviewed scientific journal Nature Communications of additional results from its NATIVE Phase IIb clinical trial demonstrating the improvement of markers of cardiometabolic health in patients with MASH/NASH treated with lanifibranor.

In the NATIVE Phase IIb clinical trial which demonstrated improvement on liver histology following a 24-week period with lanifibranor 800mg and 1200mg daily, including NASH resolution and fibrosis improvement, a broad panel of markers of cardiometabolic health were also measured. Following lanifibranor treatment, the trial demonstrated significant improvement in patients with MASH/NASH with and without Type 2 Diabetes and with or without obesity of markers of insulin resistance (fasting insulin level, HOMA-IR), glycemic control (fasting glucose, HbA1c), lipid metabolism (triglycerides, HDL-C, APO-B, APO-B/APO-A1), adiponectin, systemic inflammation (hs-CRP, ferritin), diastolic blood pressure and hepatic steatosis (histological grading and ultrasound-based (Fibroscan CAPTM)) (see table below).

Importantly, lanifibranor treatment also led to lower fasting glucose to normal levels in 71% of patients with MASH/NASH and prediabetes treated with the 1200mg dose and 67% of patients treated with the 800mg dose versus 11% of patients on placebo. In addition, no patients treated with either dose of lanifibranor with MASH/NASH and normoglycemia at baseline progressed to prediabetes at week 24, versus 26% of patients in the placebo arm.

Furthermore, 38% and 44% of patients with MASH/NASH and high cardiovascular risk (based on markers of lipids and inflammation) treated with 1200mg and 800mg of lanifibranor, respectively, improved to intermediate or low cardiovascular risk at week 24, and 44% and 35% of patients at intermediate risk improved to low risk when treated with 1200mg and 800mg of lanifibranor, respectively. However, in the placebo arm, only 26% of patients at high cardiovascular risk improved to intermediate risk and 13% improved from intermediate to low cardiovascular risk.

The weight gain observed in a portion of the patient population treated with lanifibranor was shown to be associated with improvement of all markers of cardiometabolic health, similarly to patients treated with lanifibranor who maintained a stable weight throughout the study. This finding is in contrast to the weight gain observed in patients on placebo, which was associated with a worsening of cardiometabolic markers. These results highlight the critical difference between the weight gain that can be observed with lanifibranor which can be defined as metabolically healthy and is associated with an improvement in insulin resistance, and the weight gain observed in patients under placebo which is metabolically unhealthy and is influenced by lifestyle.

In addition, the increase in adiponectin levels following treatment with 1200mg and 800mg of lanifibranor occurred in 95% and 86% of patients, respectively, versus only in 10% of patients in the placebo arm. The increase in adiponectin level at week 24 was correlated with improvement of markers of insulin resistance, glycemic control,  lipid metabolism and steatosis, as well as hs-CRP, aminotransferases and improvement in liver histological endpoints for disease activity and fibrosis.

Michael Cooreman, M.D., Chief Medical Officer at Inventiva, commented: “Patients with MASH/NASH generally present with poor metabolic health resulting to a large extent from insulin resistance, affecting their glucose and lipid metabolism, causing systemic inflammation and significantly increasing their risk for cardiovascular events. It is key for these patients to target the hepatic manifestations of the disease and also improve their cardiometabolic health. We believe these results from the NATIVE trial demonstrates the potential of lanifibranor to address the broad disease biology of MASH/NASH from insulin resistance to fibrosis. We use this opportunity to express our appreciation and thanks to all patients, investigators and their staff for having made this relevant clinical study possible.”

Prof. Manal Abdelmalek, M.D., M.P.H., Mayo Clinic and co-principal investigator of the NATIVE Phase IIb clinical trial, added: “This cardiometabolic dataset from the NATIVE Phase IIb clinical trial exemplifies the need for a comprehensive and multidisciplinary management of patients with MASH/NASH and increases our confidence in the potential for lanifibranor as a treatment option for patients with MASH/NASH, who typically have a cardiometabolic profile associated with cardiovascular disease.”

Prof. Sven Francque, M.D., Ph.D., Antwerp University Hospital and co-principal investigator of the Phase IIb NATIVE clinical trial, said: “This analysis of results from the NATIVE trial on the cardiometabolic health markers adds to the body of evidence for lanifibranor’s potential. Furthermore, these new data shed more light on the importance of managing the full-spectrum of MASH/NASH disease.”

Prof. Arun Sanyal, Director of the Stratvitz-Sanyal Institute for Liver Disease and Metabolic Health and Interim Chair of the Division of Gastroenterology, Hepatology and Nutrition, Virginia commonwealth University, commented: “This publication highlights the need to treat MASH/NASH more holistically, taking into account the competing threats to life from mainly cardiometabolic and hepatic risks. It is exciting to note that lanifibranor, which is now in advanced Phase III clinical development for the treatment of NASH also significantly improved the cardiometabolic risk profile and insulin sensitivity as central component of the disease process. These compelling data further support the promise of lanifibranor for this patient population.”

Summary of lanifibranor treatment versus placebo on cardiometabolic health markers at Week 24 (n=247 patients)
Adjusted mean difference versus placebo at EOT (SE)
	Lani 800mg	Lani 1200mg
Insulin Resistance
Fasting insulin levels (pmol/L)	-83 (16) ***	-79 (17) ***
HOMA‑IR+	-4.0 (0.9) ***	-4.1 (0.9) ***
Glycemic control
Fasting glucose (mmol/L)	-1.02 (0.16) ***	-0.84 (0.16) ***
HbA1c (%)	-0.45 (0.07) ***	-0.49 (0.07) ***
Lipid metabolism and apolipoprotein levels
Tryglycerides (mmol/L)	-0.55 (0.13) ***	-0.50 (0.12) ***
HDL-C (mmol/L)	0.16 (0.03) ***	0.10 (0.03) **
APO-B (mg/dL)	-9.7 (2.9) ***	-9.8 (2.9) ***
APO-B/APO-A1	-0.08 (0.03) **	-0.06 (0.02) *
APO-C3 (ug/mL)	-18 (6) ***	-20 (6) ***
Systemic inflammation
hs-CRP (mg/L)	-2.2 (0.7) ***	-1.5 (0.7) *
Ferritin (µg/L)	-84 (21) ***	-72 (21) ***
Liver tests
ALT (U/L)	-25 (5) ***	-23 (5) ***
AST (U/L)	-15 (5) ***	-12 (5) **
GGT (U/L)	-48 (8) ***	-32 (8) ***
Blood pressure
Diastolic blood pressure (mmHg)	-3.9 (1.5) *	-2.5 (1.5)
Steatosis
CAP™ (dB/m)	-16 (9) *	-23 (9) *
*p≤0.1 **p≤0.01 ***p≤0.001 versus placebo
 +Patients treated with sulphonylureas were removed from HOMA-IR related analyses. Resulting from Mixed Model for Repeated Measures (MMRM) models using change from baseline as endpoint, the time, treatment, the diabetic status, the interaction (treatment*time) and the baseline value as fixed effects, a time repeated measure within each subject and an unstructured variance covariance matrix; no adjustment for multiple comparisons was performed.
APO=apolipoprotein, ALT=alanine aminotransferase, AST=aspartate aminotransferase, CAP™=controlled attenuation parameter, EOT=end of treatment, GGT=gamma glutamyl transferase, HbA1c=hemoglobin A1c, HDL=high density lipoprotein, HOMA IR=homeostatic model assessment of insulin resistance, hs CRP=high-sensitivity C-reactive protein, LDL=low density lipoprotein, SE=standard error

Publication details

Publication title:	“The pan-PPAR agonist lanifibranor improves cardiometabolic health in patients with metabolic dysfunction-associated steatohepatitis”
Date of publication:	May 10, 2024
Authors:	Michael P. Cooreman, Javed Butler, Robert P. Giugliano, Faiez Zannad, Lucile Dzen, Philippe Huot-Marchand, Martine Baudin, Daniel R. Beard, Jean-Louis Junien, Pierre Broqua, Manal F. Abdelmalek, Sven M. Francque.
Online version:	https://www.nature.com/articles/s41467-024-47919-9

About lanifibranor

Lanifibranor, Inventiva’s lead product candidate, is an orally-available small molecule that acts to induce anti-fibrotic, anti-inflammatory and beneficial vascular and metabolic changes in the body by activating all three peroxisome proliferator-activated receptor (“PPAR”) isoforms, which are well-characterized nuclear receptor proteins that regulate gene expression. Lanifibranor is a PPAR agonist that is designed to target all three PPAR isoforms in a moderately potent manner, with a well-balanced activation of PPARα and PPARδ, and a partial activation of PPARγ. While there are other PPAR agonists that target only one or two PPAR isoforms for activation, lanifibranor is the only pan-PPAR agonist in clinical development for the treatment of MASH/NASH. Inventiva believes that lanifibranor’s moderate and balanced pan-PPAR binding profile contributes to the favorable tolerability profile that has been observed in clinical trials and pre-clinical studies to date. The FDA has granted Breakthrough Therapy and Fast Track designation to lanifibranor for the treatment of MASH/NASH.

About the NATIVE Phase IIb trial

The NATIVE Phase IIb (NAsh Trial to Validate IVA337 Efficacy) clinical trial was a 24-week randomized, double-blind, placebo-controlled Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH/NASH. The primary purpose of the trial was to assess the efficacy of lanifibranor in improving liver inflammation and ballooning, the two histological markers included in the definition of the regulatory endpoint of MASH/NASH resolution. To be considered for inclusion, patients were required to have: a diagnosis of MASH/NASH confirmed by liver biopsy; a cumulative score of inflammation and ballooning (as measured using the SAF scoring system) of three or four out of four, indicating the presence of moderate to severe inflammation and ballooning; a steatosis score greater than or equal to one, indicating the presence of moderate to severe steatosis; and a fibrosis score less than four, indicating the absence of cirrhosis. The primary endpoint of the trial was a reduction in the combined inflammation and ballooning score of two points compared to baseline, with no worsening fibrosis, as measured by the SAF score. Secondary endpoints included MASH/NASH resolution, improvements in each of the steatosis, inflammation, ballooning and fibrosis scores from baseline and fibrosis stage scoring, improvements in various other fibrosis measures, improvements in several metabolic markers, and safety. The trial randomized 247 patients with MASH/NASH in 71 sites in Australia, Canada, Europe, Mauritius and the United States.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc, PhD EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

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  Inventiva - PR - Nature Communications Cardiometabolic paper - EN - 05 13 2024 (https://ml-eu.globenewswire.com/Resource/Download/12abf356-0104-4ac8-a81a-3f212b60bbc5)